

'MiniSenzor' for Humanitarian Noninvasive Chemical Identification of UXO Fillers

Bogdan C. Maglich, <u>Tsuey-Fen Chuang</u>, Mu Young Lee, Christian Druey, and George Kamin

HighEnergy Technologies, INC, 1601B Alton Parkway, Irvine, CA 92606, USA
www.hienergyinc.com

George Miller

Department of Chemistry, University of California, Irvine, CA 92697, USA

*The project is supported by U.S. Department of Defense under its Small Business Innovation Research Program.

Table of Contents

- **Introduction to MiniSenzor system**

- **Some Results from the UXO test at the US Department of Defense**

- **Results for Landmines detection**

- **Conclusions**

MiniSenzor



- **Weights:**
  - **Neutron generator: 34lb (~15.5 kg)**
  - **HPGe detector: 25 lb(~11.4 kg)**
  - **Shielding :72 lb (~33kg)**
- **Power consumption: 75W**



High Resolution Spectrum



GammaVision -- target_2.Spc
File Acquire Calibrate Calculate Analyze Library Services ROI Display
Minimize
3K* Log A 8192 Buffer
Input Count Rate: 803 cps
Pulse Ht. Analysis
Start: 8:16:36 AM 1/9/2003
Real: 861.68
Live: 723.28
Dead: 16.06 %
ROI
Ins
Del
Peak
Info
Library
© ORTEC
11:23:59 AM
Thu 9/4/2003
Marker: 8,949 = 6,205.03 keV 305 Cnts
start
.NET Messenger Serv...
EUDEM_2003
paper for EUDEM2-S...
Microsoft PowerPoint ...
GammaVision -- targe...
11:23 AM

Result Displays


C 1.0 N 2.46 O 1.03 H 4.2
This is Explosive/Chemical
HiEnergy Technologies
4-Mar-03 11:17:53
Chemical Compositions
Net Target
Counts/sec
O N(x10) C H P S F Cl Ca Si Al Fe
Miscellaneous
C
O
N
AC
RDX/HMX
NH4NO3
Composition B
TABUN
Tritonal/TNT
HN2
HN1
VX
Fuel or Chemical
CG
Sarin
Soman


C 1.0 N 0.03 O 0.60 H 0.0
Marginal, double check!
HiEnergy Technologies
9-Jan-03 9:39:32
Chemical Compositions
Target 7
Counts/sec
O N(x10) C H P S F Cl Ca Si Al Fe
Miscellaneous
C
O
N
AC
RDX/HMX
NH4NO3
TABUN
Tritonal/TNT
HN2
HN1
VX
Fuel or Chemical
CG
Sarin
Soman


C 1.0 N 0.00 O 2.18 H 16.5
Not a known explosive
HiEnergy Technologies
4-Mar-03 11:28:24
Chemical Compositions
Net Target
Counts/sec
O N(x10) C H P S F Cl Ca Si Al Fe
Miscellaneous
C
O
N
AC
RDX/HMX
NH4NO3
Composition B
TABUN
Tritonal/TNT
HN2
HN1
VX
Fuel or Chemical
CG
Sarin
Soman



UXO Detections





Tests at the US Department of Defense with real explosives.

Experimental set up at UCI with simulated explosives.





HiEnergy technologies, inc.



1. 9. 2003



C 1.0 N 0.63 O 8.82 H 2.3
Contain cement or soil
9-Jan-03 8:31:13
Miscellaneous
C
O
N
AC
HN2
HN1
VX
Fuel or Chemical
CG
Sarin
Soman
TABUN
Composition B
Miscellaneous
Chemical Compositions
Target 3
Counts/sec
Value Axis
O
N(x10)
C
H
P
S
F
Cl
Ca
Si
Al
Fe

HiEnergy technologies, inc.



1. 9. 2003



R17
C 1.0 N 1.0 O 1.2 H 0.1
This is explosive/Chemical
9-Jan-03 8:45:44
Miscellaneous
C
O
AC
NH4NO3
RDX/HMX
Composition B
Tritonal/TNT
TABUN
HN2
HN1
VX
Fuel or Chemical
CG
Sarin
Soman
N
Chemical Compositions
Traget 4
Counts/sec
Chart Area
O N(x10) C H P S F Cl Ca Si Al Fe










1. 9. 20


R20
C 1.0 N 0.00 O 0.03 H 10.5
Not a known explosive
9-Jan-03 12:09:32
Miscellaneous
C
O
AC
TABUN
Tritonal/TNT
HN2
HN1
VX
Fuel or
Chemical
Miscellaneous
CG
Sarin
Soman
N
Target 13
Chemical Compositions
Counts/sec
Plot Area
O N(x10) C H P S F Cl Ca Si Al Fe



1. 9. 2003

Q24
C 1.0 N 0.00 O 9.85 H 30.0
Not a known explosive
9-Jan-03 12:21:58
Miscellaneous
C
O
N
AC
RDX/HMX
TABUN
HN2
HN1
VX
Fuel or Chemical
Miscellaneous
CG
Sarin
Soman
Target 14
Chemical Compositions
Counts/sec
Value Axis
O N(x10) C H P S F Cl Ca Si Al Fe

UXO Test Result

- **100% identification rate overall of whether or not the target was explosive.**

- **80% correct identification rate of specific type of explosive or inert material.**

- **Average of 12.3 minutes interrogation and decision time.**

Landmine Detections




Results from the Landmine Detections



5 kg TNT simulant



5 kg RDX simulant

CONCLUSIONS

- **MiniSenzor is portable and able to detect a variety of UXO fillers both on a table and the ground *without database*.**

- **The minimum detectable TNT on a table 75 cm above the ground is 0.114 kg.**

- **The minimum detectable TNT is 2.3 kg on the ground.**

- **The MiniSenzor is able to detect a 5 kg AT landmine simulant buried up to 2.5 cm of soil.**

- **In order to detect smaller amount of UXO filler on the ground or deeper landmines, a tagged atometer which has directionality needs to be used; such technology has been developed and is named SuperSenzor. The operational principles of SuperSenzor will be presented in a different paper (this conference).**